Adecoagro S.A. Société Anonyme 28, Boulevard F. W. Raiffeisen L - 2411 Luxembourg R.C.S. Luxembourg: B 153.681 (the “Company”)

Convening Notice to the
Annual General Meeting of Shareholders (the “AGM”)
to be held on April 15, 2026, at 11:00 a.m. (CET)
at 5, Place Winston Churchill, L-1340 Luxembourg, Grand Duchy of Luxembourg.

Dear Shareholders,

The Board of Directors of Adecoagro S.A. (the “Board”) is pleased to invite you to attend the Annual General Meeting of Shareholders of Adecoagro S.A. to be held on April 15, 2026 at 11:00 a.m. (CET) at 5, Place Winston Churchill, L-1340 Luxembourg, Grand Duchy of Luxembourg, with the following agenda:

1.Approval of the Consolidated Financial Statements as of and for the financial years ended on December 31, 2025, December 31, 2024, and December 31, 2023.

The Board of Directors of the Company recommends a vote FOR the approval of the Company’s consolidated financial statements as of December 31, 2025, 2024 and 2023, after due consideration of the reports from each of the Board and the independent auditor on such consolidated financial statements. The consolidated balance sheets of the Company and its subsidiaries and the related consolidated income statements, consolidated statements of changes in shareholders’ equity, consolidated cash flow statements and the notes to such consolidated financial statements, the report from the independent auditor on such consolidated financial statements and management’s discussion and analysis on the Company’s results of operations and financial condition are included in the Company’s 2025 annual report, a copy of which is available on Company’s website at www.adecoagro.com. Copies of the Company’s 2025 annual report are also available to the shareholders of the Company free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time.

2.Approval of the Company’s annual accounts for the financial year ended on December 31, 2025.

The Board recommends a vote FOR the approval of the Company’s annual accounts as of December 31, 2025, after due consideration of the Board’s management report and the report from the independent auditor on such annual accounts. These documents are included in the Company’s 2025 annual report, a copy of which is available on our website at www.adecoagro.com. Copies of the Company’s 2025 annual report are also available to the shareholders of the Company free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time.

3.Allocation of results for the financial year ended on December 31, 2025.

The Consolidated Financial Statements show a loss of USD 6,759,000. The statutory solus account of the Company under Luxembourg GAAP shows a loss of USD 20,636,372 on a standalone basis.

The Board recommends a vote FOR the carry forward of such results to the next financial year.

4.Declaration of dividends of an amount of USD 35 million payable in two instalments as determined by the Board of Directors.

Considering the Company has sufficient distributable reserves and subject to the conditions set forth by Luxembourg law, the Board recommends a vote FOR the declaration of a dividend of an amount of USD 35,000,000 to be paid out of the share premium account of the Company to the outstanding shares in two installments of USD 17,500,000 each, and to delegate power to the Board of Directors to determine the record dates and the payment dates therefor.

5.Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the financial year ended on December 31, 2025.

In accordance with applicable Luxembourg law and regulations, it is proposed that, upon approval of the Company’s annual accounts as of December 31, 2025, all who were members of the Board during the year 2025, be discharged from any liability in connection with the management of the Company’s affairs during such year.

The Board recommends a vote FOR the discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the year ended December 31, 2025.

6.Approval and ratification of compensation of members of the Board of Directors for year 2025.

The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting.

The Board noted that the cash compensation paid to the Directors for the year 2025 exceeded the amount approved at the Annual General Meeting held on June 6, 2025. The aggregate compensation paid to the Directors for their mandates for the year 2025 was US$440,000 in cash and 36,085 restricted shares. The Board recommends that shareholders vote FOR the approval and ratification of the allocation of directors’ compensation for the year 2025.

7.Appointment of PricewaterhouseCoopers Société Coopérative, réviseur d’entreprises agréé (Luxembourg) and Price Waterhouse & Co. S.R.L. (Argentina), as auditor of the Company for a period ending on the date of the general meeting approving the annual accounts for the year ending December 31, 2026.

The Board recommends a vote FOR the re-appointment of PricewaterhouseCoopers Société Cooperative, réviseur d’entreprises agréé (Luxembourg) as auditor of the Company's annual accounts (solus accounts and consolidated financial statements prepared in accordance with International Financial Reporting Standards

(IFRS) as adopted by the European Union and Luxembourg legal and regulatory requirements for the fiscal year ending December 31, 2026) and of Price Waterhouse & Co. S.R.L. (Argentina), a PCAOB registered public accounting firm, as auditor of the Company's and Company’s subsidiaries consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for the fiscal year ending December 31, 2026 for the purposes of compliance with the Group’s filings with the U.S. Securities and Exchange Commission (SEC).

8.Re-election of the following members of the Board of Directors: Mr. Ivo Sarjanovic, Mr. Oscar Leon Bentancor and Mr. Andres Larriera, for a term of three (3) years each, ending on the date of the Annual General Meeting of Shareholders of the Company to be held in year 2029.

The Directors are appointed by the General Meeting of Shareholders for a period of up to three (3) years; provided however the Directors shall be elected on a staggered basis, with one third (1/3) of the Directors being elected each year and provided further that such three year term may be exceeded by a period up to the annual general meeting held following the third anniversary of the appointment. The Directors shall be eligible for re-election indefinitely.

The Board recommends a vote FOR the re-election of Mr. Ivo Sarjanovic, Mr. Oscar Leon Bentancor and Mr. Andres Larriera, each as member of the Board, for a term of three (3) years each, ending the date of the Annual General Meeting of Shareholders of the Company to be held in year 2029.

Set forth below is a summary biographical information of each of the candidates:

Ivo Sarjanovic. Mr. Sarjanovic has been a member of the Company’s Board of Directors since 2018. Mr. Sarjanovic is also currently serving as non-executive Board member of Sucafina S.A and Minerva Foods. Further, Mr. Sarjanovic is a a lecturer at the University of Geneva’s Master in Commodities program, and at Universidad Di Tella’s Master of Finances program and is an Associated Fellow at the Erasmus Commodity & Trade Centre in Rotterdam. Mr. Sarjanovic served as the Chief Executive Officer of Alvean until 2017, during which time he led the company to become the biggest sugar trader in the world. Previously, Mr. Sarjanovic served for more than 25 years at Cargill International, where he commenced his career as trader in the Grain and Oilseeds business. From 2011 to 2014 Mr. Sarjanovic held the position of Vice-president and World Manager of Cargill Sugar Operations, playing a leading role in the radical transformation of the organization that led to the strategic decision to spin-off the sugar business of Cargill in 2014, creating Alvean Sugar SL, a joint venture with Copersucar, Brazil. Between 2007 and 2011, he was also the Africa and Middle East General Manager of Agriculture at Cargill. While in Cargill he also held the position of Vice-president and Global Trading Manager of Oilseeds in Geneva between 2000 and 2011, coordinating worldwide trading and crushing activities. Mr. Sarjanovic holds a B.A. in Economic Sciences, with a major in Accounting, from the National University of Rosario, Argentina and a Master’s in Economics from Universidad Francisco Marroquin, in Spain. Additionally, he completed executive studies at IMD in Lausanne, Oxford University and Harvard Business School. Mr. Sarjanovic is an Argentine, Italian and Swiss citizen.

Oscar Leon Bentancor. Mr. León is a seasoned Certified Public Accountant (CPA) with over 30 years of experience in financial management, project finance, and risk analysis. He has worked extensively across diverse industries, including agriculture, mining, and hydropower, providing strategic financial leadership to public companies. His expertise includes US/Canadian GAAP, IFRS, SEC/TSX reporting, and regulatory compliance. As a Chief Financial Officer and Board Member for multiple organizations, including ICC Labs, Biomind Labs, SX Global United Ltd., Union Agriculture Group and Union Group Ventures, he has successfully overseen financial operations, corporate strategy, and risk management initiatives. His leadership in project finance and cost control has driven financial success in multinational settings. Mr. Leon’s educational background includes CPA certification from Universidad de la República Oriental de Uruguay, advanced training from Harvard University, and executive environmental management studies at Universidad ORT Uruguay. Mr. Leon is an Uruguayan citizen.

Andres Larriera. Mr. Larriera is Managing Director of Aldwych Advisors, a London-based strategic advisory firm he founded in 2019, providing commercial and operational support for acquisitions and corporate transformations. He also serves on the Boards of Flow Management Industries UK (the Group’s parent company) and six UK sub-holding companies, roles he has held since 2020. Mr. Larriera formerly held several executive leadership roles at Hitachi from 2009 to 2017, including serving on Hitachi Europe Executive Committee as Head of the Smart Cities Energy Business Group, from 2012 to 2017. During his tenure at Hitachi, he founded the Smart Grid Venture in 2010 and subsequently established and led the expansion of the Smart Cities Energy business from 2012. He worked closely with the EU, as well as the governments of the UK and Japan, to unlock strategic investments in smart energy systems through pioneering UK client engagements. He was also part of the founding management team at Hitachi Consulting UK from 2006 to 2009, where he played a key role in launching consulting operations and driving fee revenue growth across the UK, Belgium and Japan. From 2003 to 2006, he served as Director of Operations and Practice Lead at The Evaluation Partnership (TEP), later acquired by Tetra Tech Coffey (NASDAQ: TTEK), where he built a successful policy evaluation and strategy practice, and held principal operational responsibility for EMEA—primarily serving the European Commission and other regional clients. Earlier in his career, Mr Larriera was a Management Consultant at Accenture across Argentina, Mexico and Spain, and formerly he worked at the Ministry of Finance of Argentina. He holds a Licentiate in Business Administration from the Universidad de Buenos Aires, an MSc in Public Policy from the London School of Economics, and completed an Executive Management Program at Wharton. He is a Chevening Scholar and holds dual Argentine and British citizenship.

9.Approval of compensation of members of the Board of Directors for year 2026.

The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting.

The proposed aggregate compensation to our directors for year 2026 amounts to up to USD 420,000 and a grant of restricted shares (out of the treasury shares) of up to an aggregate amount of 34,884 shares under the Adecoagro’s Amended and Restated Restricted Share and Restricted Stock Unit Plan, as amended, allocated as follows:

Name	Cash USD (**)	Restricted Shares
Juan José Sartori Piñeyro (*)	-	-
Christian De Prati	60,000	5,814
Kyril Louis-Dreyfus	60,000	5,814
Andres Larriera	60,000	5,814
Mariano Bosch (*)	-	-
Oscar Alejandro León Bentancor	60,000	5,814
Ivo Andrés Sarjanovic	60,000	5,814
Manuela Vaz Artigas	60,000	5,814
(*) Mr. Mariano Bosch and Mr. Juan José Sartori Piñeyro declined and therefore will not receive their fees neither in cash nor in restricted shares.
(**) Board members serving as Chair of any Company’s committee will receive additional cash compensation of USD20,000.

The Board recommends a vote FOR the proposed compensation of directors for year 2026.

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Each of the items to be voted on the AGM will be passed by a simple majority of the votes validly cast, irrespective of the number of Shares represented.

Any shareholder who holds one or more shares(s) of the Company on March 2, 2026 (the “Record Date”) shall be invited to the meeting and may attend the meeting in person or vote by proxy. Shareholders who have sold their Shares between the Record Date and the date of the meeting cannot attend the meeting or vote by proxy. In case of breach of such prohibition, criminal sanctions may apply.

Holders who have withdrawn their shares from DTC between March 2, 2026, and the date of the meeting should contact the Company in advance of the date of the meeting at 28, Boulevard F. W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg or at Av. Fondo de la Legua 936, B1640EDO | Martínez, Pcia de Buenos Aires, Argentina, to make separate arrangements to be able to attend the meeting or vote by proxy.

Attached to this notice is a proxy card which you will need to complete in order to vote your Shares by proxy. Proxy cards must be received by the Company or the tabulation agent no later than 4:00 p.m. New York City Time on April 9, 2026, in order for such votes to count.

Please consult the Company’s website as to the procedures for attending the meeting or to be represented by way of proxy. A copy of this notice is also available on the Company’s website.

Copies of the Consolidated Financial Statements of the Company as of and for the years ended December 31, 2025, 2024, and 2023 and the Company’s annual accounts as of and for the year ended December 31, 2025 together with the Company´s 2025 annual report, relevant management and audit reports are available on the Company’s website www.adecoagro.com and may also be obtained by the shareholders free of charge at the Company's registered office in Luxembourg.

Yours faithfully

The Board of Directors

Procedures for Attending the meeting and Voting by Proxy

Any shareholder who holds one or more shares(s) of the Company on March 2, 2026 (the “Record Date”) shall be admitted to the meeting and may attend the meeting in person, through their duly appointed attorneys or vote by proxy. Attorneys must properly evidence their powers to represent a shareholder by a valid power-of-attorney which should be filed no later than April 9, 2026, at the address indicated below.

In the case of Shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the meeting in person and vote at the meeting on behalf of such entity, must present evidence of their authority to attend and vote at the meeting, by means of a proper document (such as a general or special power-of-attorney) issued by the respective entity. A copy of such power of attorney or other proper document should be filed not later than April 9, 2026, at any of the addresses indicated below.

    Address for filing powers-of-attorney:

            Adecoagro S.A.
            28, Boulevard F. W. Raiffeisen
            L – 2411, Luxembourg
            Grand Duchy of Luxembourg
            Attention: Emilio Gnecco

    To vote by proxy, holders of Shares will need to complete proxy cards. Proxy cards must be received by the Company or the tabulation agent at the return address indicated on the proxy cards, Computershare Shareowner Services LLC, P.O. Box 43101, Providence, RI 02940, no later than 4:00 p.m. New York City Time on April 9, 2026, in order for such votes to count.

    If you hold your shares through a brokerage account, please contact your broker to receive information regarding how you may vote your shares.